UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Trimpakt Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 21, 2016

Physical address of issuer
1968 S. Coast Highway, #420 in Laguna Beach, California 92651

Website of issuer
CannTrade.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes

☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
March 30, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end (December 31, 2018)	**Prior fiscal year-end (December 31, 2017)**
Total Assets	$986.00	$81,247.00
Cash & Cash Equivalents	$986.00	$81,247.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$47,110.00	$99,256.00
Operating Expense	$126,740.00	$83,751.00
Taxes Paid	$3,989.00	$1.00
Net Income	-$83,619.00	$15,504.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 27, 2020

FORM C

Up to $1,070,000.00

Trimpakt Inc.



Crowd Note

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Trimpakt Inc., a Delaware Corporation also doing business as CannTrade (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "P urchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$50,000.00	$0.00	$50,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$0.00	$1,070,000.00

1) This excludes fees to Company's advisors, such as attorneys and accountants.
2) The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at CannTrade.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 27, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

MV TO UPDATE, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection

with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: CannTrade.com

1) The Company must continue to comply with the ongoing reporting requirements until:
2) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
4) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
5) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
6) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are

permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Trimpakt Inc. (the "Company") is a Delaware Corporation, formed on September 21, 2016. The Company is currently also conducting business under the tradename of CannTrade.

The Company is located at 1968 S. Coast Highway, #420 in Laguna Beach, California 92651.

The Company's website is CannTrade.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

CannTrade aims to position itself as an eCommerce platform that can service businesses of any category within the hemp, cannabis, and cannabis support industries. Our target market includes cultivators, manufacturers, distributors, brands, retail operations, and suppliers of ancillary products such as lighting, nutrient and soil companies, and hardware and equipment manufacturers. We utilize a hybrid revenue model (percentage-based commission on sales and subscription-based pricing).

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$1,070,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 30, 2020
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

As an early-stage company, we have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will continue to operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. The failure to attract and retain personnel or to develop such expertise

could delay or halt the development and commercialization of our business. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our eCommerce platform is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include companies worldwide. Many of our competitors have significantly greater financial and human resources than we have and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve further market acceptance and our ability to generate additional revenue.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data that may include intellectual property, proprietary business information, and that of our customers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations, and damage our reputation.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Brian Holub (Co-Founder and CIO, September 2016 to Present), Andrew Harmon (Co-Founder and CTO, September 2016 to Present), Adam Holub (Co-Founder, President, September 2016 to Present), and Jonathan Mark Restelli (Co-Founder, CEO, September 2016 to Present). The Company has or intends to enter into employment agreements with Brian Holub, Andrew Harmon, Adam Holub, and Jonathan Mark Restelli, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Brian Holub, Andrew Harmon, Adam Holub, and Jonathan Mark Restelli or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Brian Holub, Andrew Harmon, Adam Holub, and Jonathan Mark Restelli in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Brian Holub, Andrew Harmon, Adam Holub, and/or Jonathan Mark Restelli die or become disabled, the Company will not receive any compensation

to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. Also, third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Actions by governments to restrict access to our products and services could substantially harm our business and financial results.

The government authorities may seek to censor content on cannabis-related products or restrict access to our platform. In the event that content shown on our platform is subject to censorship, access to our platform is restricted, in whole or in part, or other restrictions are imposed on our platform, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be adversely affected.

We have limited operational history in an emerging industry, making it difficult to accurately predict and forecast business operations.

As we have limited operations in our business, it is extremely difficult to make accurate predictions and forecasts on our finances. This is compounded by the fact that we operate in the cannabis, CBD, and/or hemp industries, which are rapidly transforming. There is no guarantee that our

products or services will remain attractive to potential or current users as these industries undergo rapid change, or that potential customers will utilize our services.

The cannabis and hemp industries are subject to regulatory risks.
CBD products companies are subject to risks associated with the federal government's and state and local governments' evolving regulation of hemp, hemp oil, CBDs, and CBD-infused products. We can provide no assurance that one or more federal agencies, such as the US Food and Drug Administration (the "FDA"), or state and local governments will not attempt to impose rules, regulations, moratoriums, prohibitions, or other restrictions or impediments upon CBD products companies. Such regulatory action could have a material adverse effect on our customers and consequently, on the business, operating results and financial condition of our Company.

CBD products may be shown to have negative health and/or safety impacts upon consumers.
The health and safety impacts of CBDs have not yet been established via traditional scientific and/or clinical studies. If scientific and/or clinical studies ultimately demonstrate negative health and/or safety impacts upon consumers, our Company's business, financial conditions, and results of operations could be materially adversely affected.

The FDA considers the sale of most CBD-infused products to be illegal.
The FDA currently prohibits the sale of CBD in any unapproved health products, dietary supplements or food. In deference to the FDA's position, various states and municipalities have similarly declared that the sale of certain CBD-infused products is illegal. There can be no guarantee that this regulatory hostility to CBDs will be resolved favorably to the CBD products industry. Aggressive law enforcement against the CBD industry by federal, state or local authorities and agencies could have a material adverse effect upon our Company.

Cannabis remains illegal under Federal law.
Despite the development of a legal cannabis industry under the laws of certain states, these state laws legalizing medical and adult cannabis use are in conflict with the Federal Controlled Substances Act, which classifies cannabis as a "Schedule-I" controlled substance and makes cannabis use and possession illegal on a national level. While legislation has been introduced to Congress in the form of the "Marijuana 1-to-3 Act," this legislation has not been passed as of December 1, 2019. Further, the United States Supreme Court has ruled that the Federal government has the right to regulate and criminalize cannabis, even for medical purposes, and thus Federal law criminalizing the use of cannabis preempts state laws that legalize its use. However, the Obama Administration determined that it is not an efficient use of resources to direct Federal law enforcement agencies to prosecute those lawfully abiding by state laws allowing the use and distribution of medical and recreational cannabis. There is no guarantee that the Trump Administration will not change the Federal government's stated policy regarding the low-priority enforcement of Federal laws in states where cannabis has been legalized. Any such change in the Federal government's enforcement of Federal laws could cause significant financial damage to us and our shareholders.

Advertising of CBD products is subject to regulatory risks.
We may derive revenues from selling advertisements of cannabis and hemp products. However, advertising and promoting of such products is subject to risks associated with the federal government's and state and local governments' evolving regulation of hemp, hemp oil, CBDs, and CBD-infused products. The FDA appears to believe that CBDs are drugs, and that the sale of most CBD-infused products without FDA approval is illegal. In deference to the FDA's position, various states and municipalities have similarly declared that the sale of certain CBD-infused

products is illegal. There can be no guarantee that this regulatory hostility to CBDs will be resolved favorably to the CBD products industry. Aggressive law enforcement against the CBD industry by federal, state or local authorities and agencies could have a material adverse effect upon our Company. There is no assurance that one or more federal agencies, such as the US Food and Drug Administration (the "FDA"), or state and local governments will not attempt to impose rules, regulations, moratoriums, prohibitions, or other restrictions or impediments upon sales of CBD-infused products. Such regulatory restrictions on sales of cannabis-related products may have adversely impact the use of our platform, our financial conditions and results of operations.

Investors risk criminal liability and the cannabis business's assets are subject to forfeiture.
Because marijuana is federally illegal, investing in cannabis businesses could be found to violate the Controlled Substances Act. Investors and company directors or management could be indicted under federal law, and all of the assets contributed to the Company, including real property, cash, equipment, and other goods, could be subject to asset forfeiture.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

While we have a banking partner now, we may have difficulty accessing the service of additional banks, which may make it difficult for us to borrow for real estate needs.
Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to

maintain our current bank accounts would make it difficult for us to operate our business, fund our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.
On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse affect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.
Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish,

maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, intellectual property rights claims may be filed against it. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to

operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. New flaws or limitations in our products may be detected in the future. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to

market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result increased investment in security technology and the development of new operational processes.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our

confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company,

therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 86.72% of the Company on a fully diluted basis. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant

influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

CannTrade aims to position itself as an eCommerce platform that can service businesses of any category within the hemp, cannabis, and cannabis support industries. Our target market includes cultivators, manufacturers, distributors, brands, retail operations, and suppliers of ancillary products such as lighting, nutrient and soil companies, and hardware and equipment manufacturers. We utilize a hybrid revenue model (percentage-based commission on sales and subscription-based pricing).

Business Plan

CannTrade utilizes several methods of generating revenue:

- **eCommerce Model:** CannTrade charges a variable percentage-based service fee on all transactions (finished cannabis goods excluded) that ranges from 0 to 2.9%, with an average of 2.4%.

- **Subscription SaaS model:** Businesses that list and sell products on the marketplace pay a monthly or annual subscription fee to participate on the platform. Current tiers include:

Subscriptions Levels	Buyer	Trader	CannTrader
Subtext	(Purchasing Only)	(Supplier)	(Premium Supplier)
Price	Free	$99/month (or $990 annual)	$199/month (or $1990 annual)
Features			
Product Listings	NA	Unlimited	Unlimited
Sales Fees (Service Fee)	NA	0 - 2.9%	0 - 2.9%
Trade Floor Post	NA	Unlimited	Unlimited
Requests	Unlimited	Unlimited	Unlimited
Contacting Buyers	NA	5 Engagements/Month	Unlimited Engagements
Business Profile	Basic	Basic	Premium
Network Access Database	Unlimited	Unlimited	Unlimited
Wholesale Store (no sales fee)	NA	Basic	Premium
Order Tracking	Unlimited	Unlimited	Unlimited
Account Tracking	Unlimited	Unlimited	Unlimited
Users	Unlimited	Unlimited	Unlimited

Additionally, CannTrade may generate revenue from merchant processing commissions, advertisement, and promotional packages.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
eCommerce Sales Platform	CannTrade is an online wholesale marketplace for the industries of Hemp and CBD, Cannabis, and the related ancillary businesses.	Our market includes businesses of any category within the hemp, cannabis, and cannabis support industries. Our target market includes cultivators, manufacturers, distributors, brands, retail operations, and suppliers of ancillary products such as lighting, nutrient and soil companies, and hardware and equipment manufacturers.

Businesses that use the CannTrade to drive traffic and sales must self-distribute or use a third party distributor to fulfill orders placed on the platform. Businesses have the option to "link" to a distributor partner to have orders placed on the CannTrade platform automatically forwarded to their fulfillment partner(s).

In 2020, CannTrade plans on adding more functionality to its platform. Features the company plans on adding include:

• *Integrated Wire Payments and Escrow Services:* The company plans to set up a sub-entity to handle wire payments and escrow services for high-value transactions.

• *CannTrade Live:* The company plans to offer features including live video/proof of life, lab testing results, and buyer proof-of-funds verification services for farms and manufacturing labs. The system will be designed to further standardize and facilitate high-value deals of raw materials.

• *Integrations with Compatible Systems:* Offer the ability to integrate with other technology platforms, such as compliance technologies, media technology, accounting software, and analytics platforms through an open application programming interface (API).

Beyond 2020, CannTrade would like develop a mobile app in order to expand into direct-to-consumer (B2C) opportunities. While still in the concept stage, the app would facilitate B2C sales of hemp and CBD products, and, if the appropriate regulatory changes materialize, THC products.

Competition

The Company's primary competitors are Apex Trading, Cannaly, Dauntless, Helix TCS, Kush Marketplace, and Leaflink.

CannTrade competes most directly with other eCommerce platforms that can service businesses within the hemp, cannabis, and cannabis support industries.

Customer Base

Through January 9, 2020, CannTrade has over 1,900 users registered on its platform, representing 1,330 businesses, including farms, manufacturers, and dispensaries.

Intellectual Property

The Company claims a range of intellectual property rights, including a trademark, the copyright of our proprietary codes, trade dress of the design of our website and mobile apps, domain name, trade secrets related to operating our business and other proprietary information.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5589894	Software	CannTrade	March 16, 2018	October 23, 2018	United States

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations in the United States, including changes in regulations of cannabis use and cultivation, digital services, accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risks.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1968 S. Coast Highway, #420 in Laguna Beach, California 92651

The Company conducts business in United States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	25.00%	$12,500	25.00%	$267,500
Research and Development	35.00%	$17,500	35.00%	$374,500
Future Wages	25.00%	$12,500	25.00%	$267,500
General Working Capital	10.00%	$5,000	10.00%	$107,000
Operations	5.00%	$2,500	5.00%	$53,500
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering or fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

––––––––––––––––––––

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: In the event that the Company management decides that altering the use of proceeds would benefit the company based on available business data.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Brian Holub

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CIO, Director, and Secretary: September 2016 – Present. As CIO, he is responsible for developing technical architecture of our product offerings and back-end software.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, WODTogether (2010 – Present), as CEO at WODTogether, a SaaS company focused on financial and business management for CrossFit affiliate facilities, Brian is responsible for overseeing business performance and strategic vision.

Name

Andrew Harmon

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, Treasurer, and Director: September 2016 – Present. As CTO, Andrew is responsible for developing the technical architecture of our product offerings and front-end product features. He holds an undergraduate degree in computer science from Stonehill College.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

See above.

Name

Adam Holub

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, and Director: September 2016 – Present. As President, Adam is responsible for project management and business development. He holds an undergraduate degree in English and literature from the University of Massachusetts at Amherst, and a postgraduate degree in education from Pace University.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

See Above.

Name

Jonathan Mark Restelli

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Director: CEO, September 2016 - Present. As CEO, Mark is responsible for leading the company, defining strategy, and executing business plans. He holds an undergraduate degree in agricultural business with a minor in viticulture from California Polytechnic State University.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Plant 2 Products (2014 – Present). In addition to his role at CannTrade, Mark also serves as the president of Plant 2 Products, a non-profit dedicated to helping patients across the state of California.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	10,000
Amount outstanding	9,225
Voting Rights	Full voting rights
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.00%

The Company does not currently have any debt outstanding.

The Company has not conducted any other exempt offerings within the past three years.

Ownership

A majority of the Company is owned by a few people. Those people are Jonathan Mark Restelli, Adam Holub, Andrew Harmon, and Brian Holub.

As of December 31, 2019, below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities (on a fully-diluted basis), calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned as of December 31, 2019
Jonathan Mark Restelli	21.68%
Adam Holub	21.68%
Brian Holub	21.68%
Andrew Harmon	21.68%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have largely been financed thus far by the founders and have received a grant of $217,000 from the Dash Network for an integration with the Dash digital currency platform, Alt Thirty Six. We are now seeking to raise up to $1,070,000 in this crowdfunding raise, which will give us enough liquidity to release our platform nationwide. Moving forward, the company believes it will begin burning cash on a monthly basis as it re-introduces certain expense line items, such as salaries and wages, and begins to focus on building out and expanding its platform. Our significant challenges are related to fledgling industries in which we operate, and the difficulty in developing a viable business ecosystem of buyers and sellers in a relatively short period of time.

With the proceeds from this raise, and its current cash-on-hand, CannTrade estimates having approximately 12 – 18 months of runway, depending on how quickly the company can scale operations and bring on additional staff.

Liquidity and Capital Resources

The Offering proceeds are key to our operations in that they will allow CannTrade to launch nationally with respect to marketing, sales, and customer support. We plan to use the proceeds as set forth above under "use of proceeds." The Offering proceeds will have a beneficial effect on our liquidity, as we had $14,581 in cash on hand as of December 31, 2019, which will be augmented by the proceeds and is essential to executing our business strategy.

Apart from our operating revenues, the Company may not be able to obtain any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount").

The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 30, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with MV to update until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Stock, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$6,000,000.00 ($6 million) or $5,000,000 ($5 million)

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Shares following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the shares sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes into the Company's Preferred Shares issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Conversion Price" with respect to a conversion pursuant to a Qualified Equity Financing shall equal:

a. Investors that purchase the first Fifty Thousand (50,000) Crowd Notes and thereby fund the first Fifty Thousand Dollars ($50,000) will receive Crowd Notes with a conversion provision based on a $5,000,000 ($5 million) valuation cap instead of $6,000,000 ($6 million) valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for preferred stock by investors in the Qualified Equity Financing or (B) the price per share based on a $5,000,000 ($5 million) valuation cap (instead of $6 million).

b. The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the fully-diluted capitalization of the Company immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:
i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),
iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity), or
iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted

to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of our knowledge, the Company has not conducted any transactions with its related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jonathan Restelli
(Signature)

Jonathan Restelli
(Name)

Co-Founder, CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Holub
(Signature)

Brian Holub
(Name)

Co-Founder, CIO, Director
(Title)

January 27, 2020
(Date)

/s/Andrew Harmon
(Signature)

Andrew Harmon
(Name)

Co-Founder, CTO, Director
(Title)

January 27, 2020
(Date)

/s/Adam Holub
_____
(Signature)

Adam Holub
_____
(Name)

Co-Founder, President, Director
_____
(Title)

January 27, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Brian Holub, being a co-founder, secretary, and CIO of Trimpakt Inc., a Corporation (the "Company"), hereby certifies as of this that:

(i) the accompanying unaudited financial statements of the Company reviewed by independent public accountants, which comprise the balance sheets as of December 31, 2018 and December 31, 2017, the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2018 and December 31, 2017, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) The Company has not yet filed tax returns for the year ending December 31, 2019.

/s/Brian Holub
(Signature)

Brian Holub
(Name)

Co-Founder, Secretary, CIO
(Title)

January 27, 2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A

Financial Statements

TRIMPAKT, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Trimpakt, Inc.
Laguna Beach, CA

We have reviewed the accompanying financial statements of Trimpakt, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 18, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TRIMPAKT, INC.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 986	$ 81,247
TOTAL CURRENT ASSETS	986	81,247
TOTAL ASSETS	986	81,247
LIABILITIES AND SHAREHOLDERS' EQUITY		
SHAREHOLDERS' EQUITY		
Common Stock (10,000 shares authorized; 9,225 issued; $.0001 par value)	1	1
Additional Paid in Capital	75,185	71,825
Retained Earnings (Deficit)	(74,198)	9,421
TOTAL SHAREHOLDERS' EQUITY	986	81,247
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 986	$ 81,247

Reviewed- See accompanying notes.


TRIMPAKT, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____


	2018	2017
Operating Income		
Sales, Net	$ 47,110	$ 99,256
Gross Profit	47,110	99,256
Operating Expense		
Salaries & Wages	85,045	23,837
General & Adminstrative	25,366	19,469
Selling & Marketing	14,001	34,653
Professional Fees	2,328	5,792
	126,740	83,751
Net Income from Operations	(79,630)	15,505
Other Income (Expense)		
Tax Expense	(3,989)	(1)
Net Income	$ (83,619)	$ 15,504

TRIMPAKT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (83,619)	$ 15,504
Net Cash Flows From Operating Activities	(83,619)	15,504
Cash Flows From Financing Activities		
Issuance of Common Stock	-	1
Change in Additional Paid-in Capital	3,359	71,825
Retained Earnings Adjustment	-	(6,083)
Net Cash Flows From Investing Activities	3,359	65,743
Cash at Beginning of Period	81,247	-
Net Increase (Decrease) In Cash	(80,260)	81,247
Cash at End of Period	$ 986	$ 81,247

TRIMPAKT, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Preferred Stock		Additional Paid	Retained Earnings	Total Stockholders'
	Number	Amount	Number	Amount	in Capital		Equity
Balance at December 31, 2016		$ -		$ -	$ -	$ -	$ -
Issuance of Stock	9,225	1			71,825		71,826
Adjustment to Retained Earnings						(6,083)	(6,083)
Net Income							15,504
Balance at December 31, 2017	9,225	$ 1		$ -	$ 71,825	$ -	$ 81,247
Issuance of Stock					3,359		3,359
Net Income							(83,619)
Balance at December 31, 2018	9,225	$ 1	-	$ -	$ 75,185	$ -	$ 986

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Trimpakt, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a software company that provides services to Hemp & Cannabis industries.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2018.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has not commercialized their application and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that

are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 18, 2019 the date that the financial statements were available to be issued.

EXHIBIT B

Company Summary



MicroVentures



Company: CannTrade

Market: Cannabis and CBD

Product: eCommerce platform for cannabis and CBD products

Company Highlights

- Over 1,330 businesses registered on the platform
- Full-feature platform officially launched in January 2020
- Platform has facilitated 1,100 supply contracts
- Partnered with Square Pay to provide merchant processing

EXECUTIVE SNAPSHOT

CannTrade is an eCommerce platform for hemp, cannabis, and related businesses. Its platform aims to connect wholesale buyers and sellers of hemp, CBD, cannabis, and related products and equipment. Since 2018, over 1,330 businesses – and 1,900 representatives of those businesses – are registered on CannTrade's platform. Through CannTrade's platform, businesses have completed 1,100 supply contracts.

In January 2020, the company officially launched its full-feature platform. It was previously operating in beta mode with limited features for users. With the proceeds from this raise, the company plans to scale operations, bring on additional staff, and invest in marketing functions to drive growth.

PERKS

Investors that purchase the first 50,000 Crowd Notes, and thereby fund the first $50,000, will receive Crowd Notes with a conversion provision based on a $5 million valuation cap instead of a $6 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $5 million valuation cap (instead of $6 million).

Opportunity


State Cannabis Programs
Adult & medical use regulated program
Adult use only no medical regulated program
Comprehensive medical cannabis program
CBD/Low THC program
No public cannabis access program
Vermont adult use law signed Jan. 22, 2018. Effective July 1, 2018
Limited adult possession and growing allowed, no regulated production or sales: DC, VT
August 1, 2019

Over the past few years, many states have legalized marijuana usage in some form. As of November 2019, cannabis is legal for medical use in 33 states. 11 states have also legalized cannabis for recreational use by adults over the age of 21.[i] At the end of 2017, approximately 97% of the U.S. population lived in a state with laws permitting the medicinal or recreational use of marijuana.[ii]

As more states legalize marijuana in varying capacities (recreational or medicinal), demand and supply for cannabis products is expected to increase. However, due to the infancy of the legal cannabis industry, the presence of independent wholesalers – i.e. crop to consumer operations – has yet to fully materialize, as the industry is segmented from cultivation to distribution to sale.[iii] This means that in order to get cannabis products into the hands of consumers, dispensaries and other purchasers must supply their cannabis from third party sources.

Founded in 2016, CannTrade is a central eCommerce platform for businesses in the cannabis industry. The platform was engineered to combine a compliant wholesale marketplace with supply chain management and an industry database to help businesses in the cannabis industry grow. Businesses on the platform can purchase and sell CBD, hemp, cannabis, and related products. Since inception, more than 1,330 verified business have registered on its platform and completed 1,100 supply contracts. With the proceeds from this raise, the company is planning to add staff to grow the business, add additional features to the platform, and invest in marketing efforts to drive more traction.

Product



CannTrade's platform aims to connect wholesale buyers and sellers of hemp, CBD, cannabis, and related products and equipment. Businesses can list products and track their sales using CannTrade's wholesale management tools. The platform also provides businesses with the ability to manage accounts, orders, leads, fulfillment, and shipping. Buyers on the platform can submit requests for products and receive proposals from vendors.

Wholesale Marketplaces

CannTrade provides a wholesale platform for hemp, CBD, cannabis, and related industry products. CannTrade verifies businesses by reviewing business and operator information, such as EIN numbers, seller permits, state IDs, and cross referencing any applicable license documents with state databases of legal cannabis and hemp businesses. The wholesale platform enables businesses to:



- Source product and raw materials directly from verified producers
- Drive traffic to their product and service offerings
- Monitor transactions to confirm they are compliant and transparent
- Generate tax reports

On both the CBD/hemp and cannabis marketplaces, buyers and sellers can transact for items such as:

Flower and PreRolls	Concentrate	Biomass





Edibles and Drinkables	Tinctures and Orals	Topicals





On the industry marketplace, buyers and sellers can transact items such as:


Packaging



Delivery Systems



Cultivation



Manufacturing (Processing)



Operational



Gear and Swag



Buyers on the platform can submit supply requests. Once a request has been made specifying the material needed, amount, and price range, verified suppliers can respond to the request with their quote. Retailors can then review offers and communicate with potential vendors directly through the platform and make their purchase. Throughout the transaction process, buyers can receive order status updates and shipping notifications. Buyers can also create a "supply watch" where they will be notified by the platform anytime new product listings match their "watch" criteria.

When a supplier lists an item for sale on a marketplace, they can see how many buyers match their product description and can contact them directly. Contacting buyers is a simple process completed by selecting a product, entering the price and quantity that can be supplied, and adding a message to the offer.




Ongoing Trim Contract

Cannabis : Biomass

Respond Now

Looking to pay $8-9, per point, Minimum 8% THC, preferably 10-17% THC. 1,000-1,500 spot buy to start, bag, tag, quarantine, 3rd party test, then exchange of funds prior to release. After one or two tests, we will increase monthly poundage, moving towards, 6,000 to 8,000 lbs a month or higher. Willing to entertain contractual relationship.

Quantity: **6500 lb**　　Frequency: **1 Per Month**　　Location: **CA**

Price: **$80.00- $110.00** per lb　　Contract Value: **$520,000.00- $715,000.00**



Need 1000 pounds of clean trim per week-1000 to start new relationship

Cannabis : Biomass

Respond Now

So Cal licensed extractor that needs trim ASAP. We have a matrix for potency that we can share privately.

Quantity: **1000 lb**　　Frequency: **N/A**　　Location: **CA**

Price: **$60.00- $100.00** per lb　　Contract Value: **$60,000.00- $100,000.00**



Looking for Flower -- 300lb/wk

Cannabis : Flower and PreRolls

Respond Now

We are a fully licensed Distro looking for pesty-free, grade A Sun-grown Flower.

Quantity: **300 lb**　　Frequency: **1 Per Week**　　Location: **CA**

Price: **$700.00- $1,100.00** per lb　　Contract Value: **$210,000.00- $330,000.00**

Wholesale Management Tools

CannTrade offers wholesale management tools for sellers on its platform. The wholesale management tools aim to provide businesses with greater insight into their transactions, partners, supply chain, and internal sales communication. Businesses can access wholesale management tools from any device (i.e. phone, laptop, or tablet).



Management tools available to businesses on the CannTrade platform include:

- *Wholesale Menu and Storefront:* Suppliers can accept orders 24/7 on their exclusive wholesale menu that can be linked or embedded on websites or sent out in email and text messages.

- *Sales Reporting:* Track sales metrics such as total sales, sales by product, sales by representatives, and generate interactive and customizable reports based on specific criteria.

- *Order Management:* Automate the generation of purchase orders and invoices from transactions on the platform. Sellers can then track and share the order processing and delivery status with clients in real-time.

- *Client Management:* Assign a staff member to specific customer accounts to track orders, organize transactions, and manage relationships.

- *Shipping Integration:* Set up shipping options specific to each product and order shipping labels from UPS, USPS, and FedEx on the platform.

- *Merchant Processing:* Process credit card transactions through the platform.

- *Network Mapping:* Search geographically to map clients, distributors, and sales teams.



Business Directory Database

CannTrade maintains a business directory to help businesses on the platform to identify new opportunities and sourcing across the country. CannTrade cross references licensing information with applicable state regulatory bodies with the goal of providing current licensing details for all of the businesses listed in the directory.





Licensed California Cannabis Businesses
Set Current Viewport as Default

Use of Proceeds

CannTrade intends to raise a minimum of $50,000 and up to $1.07 million in this crowdfunding raise. It anticipates using the funds on tech development (35%), sales and support (25%), marketing (25%), working capital (10%), and operations (5%).



Use of Proceeds
5%
10%
35%
25%
25%
Tech Development
Sales and Support
Marketing
Working Capital
Operations

Tech Development

The company anticipates hiring three or four new developers to work on product design, functionality, and usability.

Sales and Support

CannTrade intends to hire a vice president of sales to build out a sales department, as well as make regional account manager hires in strategic areas of the country. Eventually, CannTrade would like to have centralized customer success agents that support regional account managers to assist in platform adoption and continued engagement.

Marketing

CannTrade plans to blend several low-cost marketing strategies including targeted business-to-business (B2B) ads, participation in industry specific podcasts and tradeshows, increased social media presence, and cooperative ventures with partners. Additionally, the company plans to hire one in-house marketer and work with an outside marketing group.

Product Roadmap

Throughout 2020, CannTrade intends to increase platform functionality. Features the company plans on adding include:

- *Integrated Wire Payments and Escrow Services*: The company plans to set up a sub-entity to handle wire payments and escrow services for high-value transactions.

- *CannTrade Live:* The company plans to offer features including live video/proof of life, lab testing results, and buyer proof-of-funds verification services for farms and manufacturing labs. The system will be designed to further standardize and facilitate high-value deals of raw materials.

- *Integrations with Compatible Systems:* Offer the ability to integrate with other technology platforms, such as compliance technologies, media technology, accounting software, and analytics platforms through an open application programming interface (API).

Beyond 2020, CannTrade would like develop a mobile app in order to expand into direct-to-consumer (B2C) opportunities. While still in the concept stage, the app would facilitate B2C sales of hemp and CBD products, and, if the appropriate regulatory changes materialize, THC products.

Business Model

CannTrade aims to position itself as an eCommerce platform that can service businesses of any category within the hemp, cannabis, and cannabis support industries. This includes cultivators, manufacturers, distributors, brands, retail operations, and suppliers of ancillary products such as lighting, nutrient and soil companies, and hardware and equipment manufacturers.



CannTrade utilizes several methods of generating revenue:

- **eCommerce Model:** CannTrade charges a variable percentage-based service fee on all transactions (finished cannabis goods containing THC excluded) that ranges from 0 to 2.9%, with an average of 2.4%.

- **Subscription SaaS model:** Businesses that list and sell products on the marketplace pay a monthly or annual subscription fee to participate on the platform. Current tiers include:

Subscriptions Levels	Buyer	Trader	CannTrader
Subtext	(Purchasing Only)	(Supplier)	(Premium Supplier)
Price	Free	$99/month (or $990 annual)	$199/month (or $1990 annual)
Features			
Product Listings	NA	Unlimited	Unlimited
Sales Fees (Service Fee)	NA	0 - 2.9%	0 - 2.9%
Trade Floor Post	NA	Unlimited	Unlimited
Requests	Unlimited	Unlimited	Unlimited
Contacting Buyers	NA	5 Engagements/Month	Unlimited Engagements
Business Profile	Basic	Basic	Premium
Network Access Database	Unlimited	Unlimited	Unlimited
Wholesale Store (no sales fee)	NA	Basic	Premium
Order Tracking	Unlimited	Unlimited	Unlimited
Account Tracking	Unlimited	Unlimited	Unlimited
Users	Unlimited	Unlimited	Unlimited

Additionally, CannTrade can generate revenue on merchant processing commissions, advertisement, and promotional packages.

USER TRACTION

CannTrade initially released a pilot program to California-based companies in 2018. Since the release of its pilot program, over 1,330 businesses have registered on the platform and the company has executed letters of intent to secure partnerships with businesses such as Square and Pineapple Express. It has processed over 1,100 supply contracts on its request marketplace.

Each business that signs up on the CannTrade platform adds one or more users. Users can manage the businesses' operations on the platform (e.g. buying and selling). Through January 9th, 2020, more than 1,900 users have signed up on the platform, up from 1,216 users in January 2019.





Cumulative User Signups
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2017
2018
2019

HISTORICAL FINANCIALS

CannTrade officially launched its platform in January 2020; the company was previously operating in beta mode with only certain features available to users. In 2019, CannTrade generated $102,500 in revenue, up by 117.6% year-over-year. Revenue in 2019 was primarily generated through processing transactions on the CannTrade platform. In 2018, CannTrade generated $47,110 in revenue, down by 52.4% year-over-year. Revenue decreased in 2018 when compared to 2017 due to a payment from an external partner to implement its software into the CannTrade platform. In 2017, CannTrade generated $99,256 in revenue, attributable to the partial payment received in connection with the grant from the Dash Network to integrate their digital currency platform with the CannTrade platform. Revenue spiked in Q4 2017 due to the partnership agreement.



Quarterly Revenue
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q4 2019



In 2019, CannTrade incurred $96,388 in total expenses, a decrease of 26.27% year-over-year. Expenses have decreased year-over-year, in part, due to a 48% decrease in salary and wage expenses. In 2018, CannTrade incurred $130,729 in total expenses for the year, a 56.1% year-over-year increase. Expenses increased in 2018 when compared to 2017, in part, due to the introduction of salaries and wages for employees. In 2017, CannTrade incurred $83,752 in total expenses for the year.



2019 Expense Breakout

Expenses incurred in 2019 largely came from salaries and wages, and general and administrative costs. Salaries and wages accounted for a large portion of expenses in 2019 due to the company paying its staff members as it achieves profitability and optimized operations lowering costs elsewhere. Expenses related to salaries and wages decreased 48% when compared to the same period in 2018. A full expense breakout is as follows:

- Salaries and Wages: 45.89%
- General and Administrative: 19.56%
- Selling and Marketing: 12.91%
- Professional Fees: 6.72%
- Other Expenses: 14.92%

2018 Expense Breakout

In 2018, expenses incurred largely came as a result of salaries and wages. Salary and wage expenses were introduced in 2018 as the company began to ramp up its operations. The company began to reduce salary and wage expenses in the final two months of the year. A full expenses breakout is as follows:

- Salaries and Wages: 65.06%
- General and Administrative: 19.40%
- Selling and Marketing: 10.71%
- Professional Fees: 1.78%
- Tax Expense: 3.05%







A full breakdown for expenses incurred in 2017 is as follows:

- Salaries and Wages: 28.46%
- General and Administrative: 23.25%
- Selling and Marketing: 41.38%
- Professional Fees: 6.91%



In 2019, CannTrade generated a net income of $6,112, compared to a net loss of $83,619 in 2018. CannTrade attributes profitability in 2019 to increased traction on its platform and the reduction of certain expense items, notably salary and wages. In 2018, CannTrade incurred a net loss of $83,619 for the year, compared to a net income of $15,504 in 2017. CannTrade incurred a net loss in 2018 when compared to 2017 largely due to increased expenses and a decrease in revenue. CannTrade achieved profitability in 2017 due to the $98,189 payment from Dash.





As of December 31, 2019, CannTrade had approximately $14,581 in cash on hand. Through December, the company has been averaging a positive cash flow of $1,312 per month. Moving forward, the company believes it will begin burning cash on a monthly basis as it re-introduces certain expense line items, such as salaries and wages, and begins to focus on building out and expanding its platform. The company's platform officially launched in January 2020 with all of its features. With the proceeds from this raise, and its current cash-on-hand, CannTrade estimates having approximately 12 – 18 months of runway, depending on how quickly the company can scale operations and bring on additional staff.

INDUSTRY AND MARKET ANALYSIS

The legal U.S. marijuana industry was estimated to be worth $10.4 billion in 2018, reflecting $4.4 billion in legal medical marijuana sales and $5.9 billion in legal recreational use. In 2019, there is estimated to be a 30.7% increase in annual legal cannabis sales, with the market reaching $13.6 billion in total. By 2025, the total market size is expected to reach $29.7 billion, reflecting a compound annual growth rate (CAGR) of 14%. In 2025, it is estimated that approximately 44% of the market will come from medical sales and the remaining 56% from recreational use.[iv]





A total of 33 states in the U.S. have legalized marijuana for medical use,[v] of which 11, and Washington D.C., currently allow adults to legally use the drug for recreational use.[vi] A further rise in the number of states legalizing cannabis consumption (whether recreationally or medically) is possible in the event that legislative updates are made as more people become accepting of, or legally working with marijuana. In 2018, the marijuana industry employed 250,000 people. States where recreational use is currently legal include: [vii]

- Alaska
- California
- Colorado
- Illinois
- Maine
- Massachusetts
- Michigan
- Nevada
- Oregon
- Vermont
- Washington





State Cannabis Programs
Adult & medical use regulated program
Adult use only no medical regulated program
Comprehensive medical cannabis program
CBD/Low THC program
No public cannabis access program
Vermont adult use law signed Jan. 22, 2018. Effective July 1, 2018
Limited adult possession and growing allowed, no regulated production or sales: DC, VT
August 1, 2019

According to a poll by Pew Research, 62% of Americans believe the use of marijuana should be legalized, reflecting a steady increase over the past decade. However, there are wide generational differences on views of marijuana legalization. A majority of millennials (74%), Generation X (63%), and baby boomers (54%) believe marijuana use should be legal. However, the silent generation has continued to be largely against legalization, with only 39% approving.[viii]



U.S. public opinion on legalizing marijuana, 1969-2018
Do you think the use of marijuana should be made legal, or not? (%)
Illegal
Legal
% who say marijuana should be made legal
Millennial
Gen X
Boomer
Silent
PEW RESEARCH CENTER

According to New Frontier Data, the CBD market was estimated to be valued at $390 million in 2018. Through 2022, the market is expected to grow at a CAGR of 27.2% a year, reaching $1.3 billion. The market is expected to exhibit strong growth, in part, due to the restoration of industrial hemp to nationwide legal production in 2018. Additionally, legalization may help CBD companies gain access to mass-market retailers such as Walmart, Whole Foods, and Target.[ix] A December 2019 announcement from federal and state bank regulators may provide



another boost to the industry. Banks are no longer required to treat hemp customers as suspicious, which could broaden both banking and lending opportunities for such customers.[x]

In 2018, the U.S. Farm Bill designated hemp as an agricultural crop and made it legal to farm nationwide.[xi] Increasing consumer interest in hemp and CBD is driving new market entrants to fill shelves with hemp-derived products to meet the growing demand in an evolving regulatory environment.[xii] Hemp and marijuana are derived from different varieties of the Cannabis sativa species. Marijuana is grown by selectively breeding for high concentrations of the psychoactive tetrahydrocannabinol (THC), whereas hemp is cultivated for high concentrations of cannabidiol (CBD). According to the Farm Bill, hemp is legal provided that it contains no more than 0.3% THC.[xiii] According to an article posted at Harvard Health, CBD is anecdotally used to address health issues such as anxiety, insomnia, and chronic pain, but additional studies are needed to support efficacy. The strongest scientific evidence for CBD's treatment of health issues is its effectiveness in fighting childhood epilepsy syndromes such as Dravet Syndrome and Lennox-Gastaut syndrome (LGS).[xiv]

In 2018, venture capital financings in cannabis companies surpassed $1.6 billion, a record high, and a 193% increase from 2017. Deal count in 2018 was also record-setting, with 225 venture financings. 2017 also saw significant growth in funding towards cannabis companies, with nearly $555 million invested, a 143% year-over-year increase, across 173 total deals. Deal count surpassed 100 total deals for the first time in 2015, with 123 such venture financings, a 124% increase from 2014. Between 2008 and 2018, there has been $2.97 billion invested across 722 venture capital deals in cannabis companies. Over 70% of capital invested from 2008 to 2018 occurred in 2017 and 2018.[xv]



Capital Invested and Deal Count in Cannabis Companies, 2008 - 2018

Source: PitchBook Data, Inc.

COMPETITORS

Apex Trading: Founded in 2018, Apex Trading seeks to make wholesale cannabis transactions easier for both sellers and buyers by providing a connected marketplace equipped with industry-specific features to help streamline the buying and selling process. Apex Trading's platform offers a suite of features tailored to each party of the transaction. Features include inventory management, order management, buyer management, automated compliance, integration with third-party software, and user permissions. Additionally, users can generate sales



reports, manage client relationships, and manage orders. MicroVentures participated in Apex Trading's 2019 seed round.

Cannaly: Founded in 2016, Cannaly is a wholesale cannabis marketplace for dispensaries and brands. For dispensaries, Cannaly aims to help streamline the purchasing process by bringing vendor relationships into one platform. Dispensaries can discover new brands and order from existing partners. For brands, Cannaly provides in-app messaging and order management. Additionally, the company provides its partners with online tools to coordinate and schedule deliveries. All partners on the Cannaly platform are screened to ensure they are licensed and compliant.

Dauntless: Founded in 2013, Dauntless provides an enterprise platform for companies in the cannabis industry. It aims to provide solutions for all business units in the cannabis industry including growers, retailers, manufacturers, distributors, and laboratories. The company currently offers three product options: TraceWeed, Korona, and GIANT. TraceWeed provides production management tools that automate daily tasks and keep customers compliant with state regulations. Customers can manage plants, schedule harvests, and track manufacturing through TraceWeed. Korona provides point-of-sale (POS), inventory, and cash management tools. Korona can integrate with online menu, customer loyalty, and digital signage technology. GIANT is an open platform allowing businesses to connect with service providers, such as analytic and accounting providers, and regulators through a universal API.[xvi] In March 2019, Dauntless acquired SORO, an analytics and customer relationship management (CRM) platform.[xvii]

Helix TCS (OTCQB: HLIX): Founded in 2014, Helix TCS is a provider of integrated operating environments to the cannabis industry. Helix currently has three product offerings: BioTrackTHC, Cannabase, and Helix Security. BioTrackTHC provides seed-to-sale supply chain management tools for licensed cannabis businesses and tracking solutions for state and local governments. BioTrackTHC serves 2,200 customers in 32 states and 5 countries. Cannabase is a wholesale marketplace for licensed cannabis businesses. The product generates proprietary market data through comprehensive marketing and sales tools. Helix Security provides a range of digital and physical security services and consulting packages to protect cannabis assets.[xviii] The company generated $7.2 million in revenue and incurred a net loss of $6 million through Q2 in 2019.[xix]

Kush Marketplace: Founded in 2014, Kush Marketplace is a wholesale marketplace for the cannabis industry. On the Kush platform, users can research and compare wholesale prices from vendors, and sell cannabis to a network of verified buyers. All buyers in the Kush Marketplace network have been vetted by the company to ensure they're licensed and meet the proper regulations. Kush provides members with features such as contract templates, compliance support, price negotiation tools, and third-party sampling. Additionally, premium members receive features such as transportation services, dispute resolution, product seizure support, and consultation services. Pricing for a premium membership is quote-based. Additionally, Kush Marketplace charges a service fee for each transaction on the platform ranging from $6 to $2.64 million, depending on the size of the sale through the platform.[xx]

LeafLink: Founded in 2015, Leaflink is a wholesale management platform for the cannabis industry. The company provides solutions for brands, distributors, and retailers. Solutions include an online marketplace, a customer relationship management (CRM) dashboard, order management tools, and a payment and credit management solution. Through the LeafLink platform, retailers can create orders, request samples, and send messages. Retailers can then track order statuses in real time. LeafLink charges a $299 per month subscription fee for the software. The company has facilitated more than $1 billion in annualized wholesale cannabis orders. In August



2019, LeafLink announced it had raised $35 million in its series B round, bringing its total amount raised since inception to $51 million.[xxi]

EXECUTIVE TEAM



Jonathan "Mark" Restelli, Co-founder and CEO: Mark is a former professional football player who turned to cannabis as an alternative to opioid-derived painkillers to treat career ending injuries. During his four-year career in the NFL and CFL, Mark worked in the wine industry, creating a small production distribution company called Glasshouse Wines. After leaving the wine industry and retiring from football, Mark spent three years researching and developing medical cannabis products for several brands and established Plant 2 Products Collective, a California-licensed manufacturing and distribution company that designs and manufactures products for emerging brands. He earned a degree in Agricultural Business with a minor in Viticulture from California Polytechnic State University.



Adam Holub, Co-founder and President: Adam has a composite professional background with roots in both technology and academia. His love of literature and education led him to teach eight years of high school English in New York City. Prior to teaching, Adam was the Senior Deployment Manager for Foundstone, Inc., a vulnerability management and strategic security professional services company acquired by McAfee in 2004.[xxii] Adam managed the operational logistics for deployment of the Foundstone FS1000 Appliance at dozens of Fortune 100 clients, including large-scale security platform customization for one of the largest banks on the eastern seaboard, and spearheaded the manufacturing of the security appliance for the U.S. Department of Justice. Adam earned an undergraduate degree in English Language and Literature from the University of Massachusetts at Amherst and has a postgraduate degree in Education from Pace University.



Andrew Harmon, Co-founder and CTO: Drew joined QVidian (Formerly Kadient) in 2005, building a distributed job processing architecture for an enterprise level customer relationship management (CRM) product. He took that expertise to Digital Results Group in 2009 where he was one of the lead developers on Ageon ISR, a cutting-edge software product used to provide real time intelligence data from cameras, RADAR, and gunfire detection systems to US Army and Navy forces. Ageon ISR continues to be deployed throughout the world to reduce US troop deaths by IEDs. Andrew earned his undergraduate degree in computer science from Stonehill College in 2005.



 **Brian Holub, Co-founder and CIO:** Brian began his career in the software security industry working for Foundstone, then MacAfee and Intel. Over the course of eight years he ascended to a lead development position serving clients including major financial institutions, government departments, military divisions, and some of the world's largest corporations. In 2010 he decided to scratch his entrepreneurial itch, starting WODTogether, Inc. a SaaS company focused on financial and business management for CrossFit affiliate facilities. Brian continues to serve as CEO at WODTogether.

PAST FINANCING

To date, CannTrade has been largely self-funded by the founders. In 2017, the company received a grant totaling $217,000 from the Dash Network for an integration with the Dash digital currency platform, Alt Thirty Six. Payments from the grant were spread out over 2017, 2018, and 2019.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $1,070,000
Discount Rate: 20%
Valuation Cap: $6 million or $5 million
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $5,000,000 or $6,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk



The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.cbsnews.com/news/where-is-marijuana-legal-in-2020-illinois-joins-10-other-states-legalizing-recreational-pot-2020-01-01/

[ii] https://onlinelibrary.wiley.com/doi/full/10.1111/fmii.12104

[iii] https://onlinelibrary.wiley.com/doi/full/10.1111/fmii.12104

[iv] https://newfrontierdata.com/marijuana-insights/u-s-legal-cannabis-market-growth/



v https://www.investopedia.com/articles/investing/111015/future-marijuana-industry-america.asp

vi https://www.cbsnews.com/news/where-is-marijuana-legal-in-2020-illinois-joins-10-other-states-legalizing-recreational-pot-2020-01-01/

vii IBID.

viii https://www.pewresearch.org/fact-tank/2018/10/08/americans-support-marijuana-legalization/

ix https://newfrontierdata.com/marijuana-insights/u-s-hemp-cbd-market-to-triple-by-2022/

x https://www.nytimes.com/2019/12/03/business/hemp-producers-banks.html

xi https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

xii https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

xiii http://fortune.com/2018/12/21/hemp-federal-farm-bill/

xiv https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476

xv PitchBook Data, Inc.; Downloaded on March 28, 2019

xvi https://bedauntless.com/products/

xvii https://www.geekwire.com/2019/two-seattle-cannabis-software-companies-merging-build-bigger-stake-growing-market/

xviii https://helixtcs.com/services/

xix https://helixtcs.com/income-statement/

xx https://kush.com/terms#servicefees

xxi https://news.crunchbase.com/news/leaflink-gets-35m-for-its-cannabis-marketplace-as-space-continues-to-light-up/

xxii https://www.networkworld.com/article/2324464/mcafee-to-buy-foundstone-for--86-million.html

EXHIBIT C

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Trimpakt, Inc.
1968 S. Coast Hwy, #420,
Laguna Beach, CA 92651

Ladies and Gentlemen:

The undersigned understands that Trimpakt, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated 01/27/2020 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on March 30th, 2020, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying

upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within

thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Trimpakt, Inc. 1968 S. Coast Hwy, #420, Laguna Beach, CA 92651 Attention: Jonathan Mark Restelli
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments

described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Trimpakt, Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Note

Trimpakt, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Trimpakt, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $6 million or $5 million (See the Conversion Price Below)

The "**Discount**" is 20%.

The "**Offering End Date**" is March 30 2020.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    i. Investors that purchase the first Fifty Thousand (50,000) Crowd Notes and thereby fund the first Fifty Thousand Dollars ($50,000) will receive Crowd Notes with a conversion provision based on a $5 million valuation cap instead of a $6 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of a (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $5 million valuation cap [instead of $6 million].

      ii. The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

      i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

      ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

      iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

      iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

  ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

     i. Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price, or

     ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the

conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

    1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck



Everything B2B Hemp and Cannabis

Trade Easy

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

CANNTRADE
Market
CannTrade
Numbers
Funding
Size
Problem

Potential Market


$50B[iii]
2022
$24.5B[ii]
2018
$10.7B[i]
Estimated market size if cannabis was legalized nation-wide in the U.S.
Hemp & CBD
Cannabis market

[i] https://newfrontierdata.com/marijuana-insights/u-s-legal-cannabis-market-growth/ + https://newfrontierdata.com/marijuana-insights/u-s-hemp-cbd-market-to-triple-by-2022/
[ii] https://newfrontierdata.com/marijuana-insights/u-s-legal-cannabis-market-growth/ + https://newfrontierdata.com/marijuana-insights/u-s-hemp-cbd-market-to-triple-by-2022/
[iii] https://mjbizdaily.com/chart-putting-the-55-billion-us-retail-cannabis-market-in-perspective/

Problems the industry can face…



Fragmentation. Buyers and sellers may have difficulty finding each other.



Segmentation. Segmented industry from cultivation to distribution to sale.[i]



Loss. Hard to find banking solutions. Which may result in a loss of sales.[ii]



Confusion. 33 states with varying levels of cannabis legalization.[iii]

[i] https://onlinelibrary.wiley.com/doi/full/10.1111/fmii.12104
[ii] https://articles.bplans.com/cannabis-business-payment-cash-management/
[iii] https://www.investopedia.com/articles/investing/111015/future-marijuana-industry-america.asp









The CannTrade Platform





The Hemp and Cannabis B2B Marketplace

CannTrade leverages technology to promote sales by *automating connection* within the hemp and cannabis supply chains.

CANNTRADE MARKETS
CA

The Markets

Wholesale Relationship Management

Licensed California Cannabis Businesses

Verified Database

Our Mission

Wholesaler **+** **=**

The Hemp and Cannabis industries are waiting for their business platform...

Full-Feature Platform Released in January 2020

Over 1,330 businesses signed up on the platform since beta launch in 2017



Established national partners



Processed over 1,100 supply contracts since beta launch in 2017



Founding Team

Business



Mark Restelli

CEO: Former NFL player, Founder of HWY Brand and Plant 2 Products





Adam Holub

President: 2x Founder, Educator, and Network Security Professional

❖ **9+ years** in the cannabis industry

Development



Brian Holub

CIO: Software Founder, Lead Developer at Intel





Drew Harmon

CTO: Founder; Lead Developer AegonISR, Digital Results Group

❖ **20+ years** combined as lead developers where security is the business

❖ **7+ years** as lead developer of AegonISR, a contractor for the Armed Forces

Several Methods of Generating Revenue

- **eCommerce Model:** A variable percentage-based service fee on all transactions (finished goods containing THC excluded) that ranges from 0% to 2.9%.

- **Subscription SaaS model:** Businesses that list and sell products on the marketplace pay a monthly or annual subscription fee to participate on the platform. Tiers include:

Subscriptions Levels	Buyer	Trader	CannTrader
Subtext	**(Purchasing Only)**	**(Supplier)**	**(Premium Supplier)**
Price	Free	$99/month (or $990 annual)	$199/month (or $1,990 annual)
Features			
Product Listings	NA	Unlimited	Unlimited
Sales Fees (Service Fee)	NA	0 - 2.9%	0 - 2.9%
Trade Floor Post	NA	Unlimited	Unlimited
Requests	Unlimited	Unlimited	Unlimited
Contacting Buyers	NA	5 Engagements/Month	Unlimited Engagements
Business Profile	Basic	Basic	Premium
Network Access Database	Unlimited	Unlimited	Unlimited
Wholesale Store (no sales fee)	NA	Basic	Premium
Order Tracking	Unlimited	Unlimited	Unlimited
Account Tracking	Unlimited	Unlimited	Unlimited
Users	Unlimited	Unlimited	Unlimited



CANNTRADE
Market | CannTrade | Numbers | **Funding**
Bridge Round | Use of Proceeds

CannTrade is seeking a Bridge Round investment



- The Founders -

From Idea to Beta

Self Funded



- Grant Funds -

Digital Currency Integrations

$217K



- Bridge Round -

To ramp-up development, build team, drive new business channels, and fuel growth.



- **Tech Development -** The company plans to hire three or four new developers to work on product design, functionality, and usability.

- **Sales and Support -** CannTrade plans to hire a vice president (VP) of sales to build out a sales department, as well as make regional account manager hires in strategic areas of the country. Eventually, CannTrade would like to have centralized customer success agents support regional account managers to assist in platform adoption and continued engagement.

- **Marketing -** CannTrade plans to blend several low-cost marketing strategies including targeted business-to-business (B2B) ads, participation in industry specific podcasts and tradeshows, increased social media presence, and cooperative ventures with partners. Additionally, the company plans to hire one in-house marketer and work with an outside marketing group.

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

CannTrade Investor Video Script

[Mark]

When you operate a business in an emerging market, you need foresight. You want to anticipate change and be ready to adapt. If there's turbulence in the market, you need the ability to reach new customers, lock down sourcing contracts, and make important business connections to ensure your company thrives.

The last place you want to be is in the dark. But that's exactly where businesses in the emerging Hemp and Cannabis industries find themselves.

[Adam]

In an opaque and fragmented marketplace where real opportunity can be hard to identify, and middlemen who are looking for their cut are incentivized to keep things murky.

CannTrade wants to change all that.

[Mark]

Our mission is to bring visibility into the marketplace and allow buyers & sellers to transact in a community of verified businesses on a platform that's engineered to drive traffic to their products.

[Mark]

The idea behind CannTrade is simple: Offer a centralized eCommerce solution to the multi-billion-dollar Hemp and Cannabis industry.

[Mark]

CannTrade aims to tackle these pain-points by supplying a central eCommerce platform engineered to help businesses source products directly from verified producers, drive traffic to their offerings, acquire merchant processing and ensure each transaction is compliant from beginning to end, whether it involves cannabis, hemp, ancillary products, or a combination of all of the above.

[Adam]

CannTrade development starts with security, beauty, and functionality and to accommodate all of today's style of user, the platform has been designed with a reactive interface to adjust

instantly to any device. That means CannTrade was created to be effectively used on computers, tablets and phones.

[Mark and Adam]

Tech startups often pitch their platforms as industry disruptors. We believe we are poised, more than any other business, to become the dominant platform for hemp, cannabis, and the surrounding industries, and we hope you become part of our team.

Thank you for watching and 'Trade Easy'.